

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2018

Alexandru Curiliuc
President
Moveix Inc.
Strada Veronica Micle 15 BL. 17
SC A ET 1 ATP 6
Suceava Romania S5 720217

  Re: Moveix Inc.
    Form 10-K for Fiscal Year Ended May 31, 2017
    Filed September 12, 2017
    File No. 333-214075

Dear Mr. Curiliuc:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2017

Item 9A(T). Controls and Procedures

Management's Report on Disclosure Controls and Procedures, page 10

1. We note that under this heading you have concluded on the effectiveness of your internal control over financial reporting. However, you have not specifically concluded on the effectiveness of your disclosure controls and procedures. Please amend your filing to conclude on the effectiveness of disclosure controls and procedures as of May 31, 2017 as required by Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure